EXHIBIT 99.1

Completion of acquisition of equity interest in Golar Hilli LLC

Golar LNG Partners LP (NASDAQ: GMLP) (the "Partnership") announced today, further to its announcement on August 16, 2017, that it has completed the acquisition of 50% of the common units in Golar Hilli LLC ("Hilli LLC"), the indirect owner of the FLNG Hilli Episeyo.  The acquired interest in Hilli LLC represents the equivalent of 50% of the two liquefaction trains, out of a total of four that have been contracted to Perenco Cameroon SA and Société Nationale Des Hydrocarbures pursuant to a Liquefaction Tolling Agreement ("LTA") with an 8 year term, as well as a 5% interest in any future distributions generated by the currently uncontracted expansion capacity of Hilli Episeyo. The acquired interest will not be exposed to the oil linked pricing elements of the tolling fee under the LTA.

This acquisition should strengthen the Partnership's financial position and provide strong support to its distribution going forward.

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and the Partnership's operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words "believe", "anticipate", "expect", "estimate", "project", "should", "will be", "will continue", "will likely result", "plan", "intend" or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the Partnership's control. Actual results may differ materially from those expressed or implied by such forward-looking statements.  Important factors that could cause actual results to differ materially include, but are not limited to, those factors listed from time to time in the reports and other documents Golar LNG Partners LP files with the United States Securities and Exchange Commission.

New factors emerge from time to time, and it is not possible for the Partnership to predict all of these factors. Further, the Partnership cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. The Partnership does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership's expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

Hamilton, Bermuda

July 12, 2018

Investor relations enquiries:

Golar Management Limited - +44 207 063 7900

Brian Tienzo

Stuart Buchanan

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.